FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. However, we caution you that some of the percentages indicated in the table below are estimates and may vary. **The following table and example should not be considered a representation of our future expenses. Actual expenses may be greater or less than those shown below.** Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "you" or "us" or that "we" will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in the Company.

Shareholder Transaction Expenses:

Expenses (as a percentage of offering price) [1]

Sales load to dealer manager [2]	10.0 %
Offering expenses [3]	1.5 %
Distribution Reinvestment Plan fees [4]	None
Total shareholder transaction expenses (as a percentage of offering price)	11.5 %
Estimated annual expenses (as a percentage of net assets attributable to common shares) [1]	
Base management fees [5]	2.0 %
Incentive fees payable under the Investment Advisory Agreement (20% of investment income and capital gains) [6]	0.5 %
Interest payments on borrowed funds [7]	None
Other expenses [8]	0.1 %
Total Annual Expenses (estimated)	2.1 %

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our outstanding indebtedness and annual operating expenses remain at the levels set forth in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$ 155	$ 213	$ 263	$ 398

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our distributions to our common stockholders and our expenses would likely be higher. In addition, while the example assumes reinvestment of all cash distributions at net asset value, participants in our distribution reinvestment plan will receive a number of shares of our common stock determined by dividing the total dollar amount of the distribution payable to a participant by the greater of (i) net asset value per share, and (ii) 95% of the most recent offering price or at such price to ensure that our shares are not sold at a price that is below net asset value per share. See "Distribution Reinvestment Plan" for additional information regarding our distribution reinvestment plan.

.

(1) Amount assumes that our net assets are $35 million at the beginning of the 12 month period beginning on July 1, 2014, that we sell $30 million worth of our shares of common stock during the 12 month period beginning on July 1, 2014, that our net offering proceeds from such sales equal $27 million, that our ending net assets are $62 million, and that our average net assets during such period equal one-half of the difference between the beginning and ending net asset values for such 12 month period, or $48.5 million. Actual expenses will depend on the number of shares of common stock we sell in this offering. For example, if we were to raise proceeds significantly less than this amount over the next twelve months, our expenses as a percentage of our average net assets would be significantly higher. There can be no assurance that we will sell $30 million worth of our shares during the twelve months following July 1, 2014.

(2) "Sales load" includes selling commissions of 7% of the gross proceeds from sales made by selected dealers and 3% for dealer manager fees. See "Plan of Distribution" for a description of the circumstances under which a selling commission and/or dealer manager fee may be reduced or eliminated in connection with certain purchases. Selling commissions and dealer manager fees will not be paid in connection with the purchase of shares pursuant to the distribution reinvestment plan.

(3) Under our investment advisory agreement with our Manager, our Manager incurs organization and offering expenses on our behalf and is entitled to reimbursement from us to the extent of 1.5% of our gross offering proceeds. Our Manager is responsible for the payment of our organization and offering expenses to the extent they exceed 1.5% of the aggregate gross proceeds from the offering, without recourse against or reimbursement by us.

(4) The expenses of the distribution reinvestment plan are included in "other expenses." See "Distribution Reinvestment Plan."

(5) Our base management fee is calculated as follows and payable monthly in arrears:

- 2.00% if our net assets are below $100 million;
- 1.75% if our net assets are between $100 million and $250 million; and
- 1.50% if our net assets are above $250 million.

For purposes of the "Fees and Expenses" Table, we are assuming that our net asset value at the end of the 12-month period commencing on July 1, 2014 is $62 million or less. As a result, we have estimated our base management fee to be 2.0% of net assets. See "Investment Advisory Agreement."

(6) We have assumed that our Manager is entitled to aggregate incentive fees of $0 over the 12 month period commencing on July 1, 2014, based on our operating results for the three months ended March 31, 2014 and the weighted average interest rate of investments in our investment portfolio. The incentive fee has two parts. The first part, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our "pre-incentive fee net investment income" for the immediately preceding quarter. The subordinated incentive fee on income will be 20% of pre-incentive fee net investment income subject to a quarterly return to investors, expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 2.0% (8.0% annualized). "Adjusted capital" shall mean cumulative gross proceeds generated from sales of our common stock (including our distribution reinvestment plan) reduced for distributions to investors of proceeds from non-liquidating dispositions of our investments and amounts paid for share repurchases pursuant to our tender offer program. For purposes of the "Example" above which assumes a 5.0% annual return, as required by the SEC, no subordinated incentive fee on income would be payable during the initial 12-month period of our investment operations following the date we met the minimum offering requirement (which was July 10, 2012) as a result of the 8% annualized hurdle.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, will be an incentive fee on capital gains earned on liquidated investments from the portfolio and will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee will equal 20.0% of our incentive fee capital gains, which will equal our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees.

The incentive fees are based on our performance and will not be paid unless we achieve certain goals. We will record an expense accrual relating to the capital gains incentive fee payable by us to our investment advisor (but not pay) when the unrealized gains on our investments exceed all realized capital losses on our investments given the fact that a capital gains incentive fee would be owed to our investment advisor if we were to liquidate our investment portfolio at such time. As we cannot predict whether we will meet the necessary performance targets, we have assumed an incentive fee of 0% in this chart. Once fully invested, we expect the incentive fees we pay to increase to the extent we earn greater interest income or generate capital gains through our investments in portfolio companies. See "Investment Advisory Agreement" for more information concerning the incentive fees.

TABLE OF CONTENTS

(7) We have no current intention to incur leverage until at least September 1, 2014.

(8) Other Expenses, or expenses incurred in connection with administering our business, consist of accounting, legal and auditing fees, the reimbursement of our chief financial officer and related staff and expenses incurred in connection with hedging our investment portfolio, but do not include offering expenses or management and incentive fees due our Manager. We estimate that our Other Expenses during such period would equal 0.1% as a percentage of average net assets. In particular, we estimate that Other Expenses would be approximately $1 million, which we estimated by annualizing the Other Expenses that we incurred in the three months ended March 31, 2014.

15

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (75,000,000 Shares) [1]
	Other Expenses	
Other operating expenses	We will reimburse the expenses incurred by our Manager in connection with its provision of administrative services provided to us, including the compensation payable by our Manager to our chief financial officer, our chief compliance officer and other administrative personnel of our Manager. We will not reimburse our Manager for personnel costs in connection with services for which our Manager receives a separate fee. In addition, we will not reimburse our Manager for (i) rent or depreciation, capital equipment or other costs of its own administrative items, or (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any controlling person of our Manager.	We have estimated these annual expenses to be approximately $1,000,000. Actual amounts may be lower or higher than this.

.

(1) Assumes all shares are sold at the current offering price of $10.15 per share with no reduction in selling commissions or dealer manager fees. The offering price is subject to increase or decrease depending, in part, on our net asset value.

(2) The selling commission and dealer manager fee may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as directors or fiduciaries and sales to our affiliates. No selling commission or dealer manager fee will be paid in connection with sales under our distribution reinvestment plan.

(3) The organizational and offering expense reimbursement consists of costs incurred by our Manager and its affiliates on our behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between our systems and those of our selected broker-dealers, marketing expenses, salaries and direct expenses of our Manager's employees, employees of its affiliates and others while engaged in registering and marketing the shares of our common stock, which shall include development of marketing and marketing presentations and training and educational meetings and generally coordinating the marketing process for us. Any such reimbursements will not exceed actual expenses incurred by our Manager. Our Manager is responsible for the payment of our cumulative organizational and offering expenses to the extent they exceed 1.5% of the aggregate proceeds from the offering, without recourse against or reimbursement by us.

(4) A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee preferred return and may result in an increase in the amount of incentive fees payable to our Manager.

(5) "Adjusted capital" shall mean cumulative gross proceeds generated from sales of our common stock (including our distribution reinvestment plan) reduced for distributions to investors of proceeds from non-liquidating dispositions of our investments and amounts paid for share repurchases pursuant to our tender offer program.

Certain of the advisory fees payable to our Manager are not based on the performance of our investments. See "Investment Advisory Agreement" and "Plan of Distribution" for a more detailed description of the fees and expenses payable to our Manager, Axiom and their affiliates and the conflicts of interest related to these arrangements.

on the amount of funds we may use from available sources to make distributions. Our net investment income on a tax-basis for the three months ended March 31, 2014, and the years ended December 31, 2013 and 2012 was $124, $746 and $150, respectively.

The determination of the tax attributes of our distributions is made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. Therefore, a determination made on a quarterly basis may not be representative of the actual tax attributes of our distributions for a full year. The actual tax characteristics of distributions to shareholders are reported to shareholders annually on a Form 1099-DIV.

The following table reflects the sources of the cash distributions on a tax basis that the Company has paid on its common stock (dollars in thousands) during the three months ended March 31, 2014:

Source of Distributions:	For the three months ended March 31, 2014	
	Distribution Amount	Percentage
Distributions from net investment income		%
	$ 124	19.6
Distributions from net realized gain on investments	85	13.4
Distributions from paid in capital	423	67.0
		%
Total	$ 632	100.0

The following table reflects the sources of the cash distributions on a tax basis that the Company paid on its common stock (dollars in thousands) during the year ended December 31, 2013:

Source of Distribution	Year Ended December 31, 2013	
	Distribution Amount	Percentage
Distributions from net investment income		%
	$ 747	44.0
Distributions from net realized gain on investments	395	23.3
Distributions from paid in capital	555	32.7
		%
Total	$ 1,697	100.0

The following table reflects the sources of the cash distributions on a tax basis that the Company paid on its common stock (dollars in thousands) during the year ended December 31, 2012:

Source of Distribution	Year Ended December 31, 2012	
	Distribution Amount	Percentage
Distributions from net investment income		%
	$ 150	60.0
Distributions from paid in capital	100	40.0
		%
Total	$ 250	100.0

Results of Operations

We were formed on August 3, 2011, and commenced operations on July 10, 2012, when we raised in excess of $1,000,000 from persons who were not affiliated with us or our Manager. Prior to satisfying the minimum offering requirement, we had no operations except for matters relating to our organization and registration as a non-diversified, closed-end management investment company. As a result, our operating results for 2013 are not necessarily applicable to our results in 2012. The results of operations are based on revenue less expenses, adjusted for the impact of the realized gain/loss and change in unrealized gain/loss on our investment portfolio. Revenue is earned as interest on the high-yield investments. Expenses include professional services, management fees, organizational and offering costs and other general and administrative. Realized gain/loss are from investments sold or called at an advantageous price. The unrealized gain/loss is the change in the market price on investments in the portfolio at period end.

Results of Operations for the Three Months Ended March 31, 2014 and 2013

Operating results for the three months ended March 31, 2014 and 2013 are as follows (dollars in thousands):

	For the three months ended March 31, 2014	For the three months ended March 31, 2013
Total investment income	$ 710	$ 244
Total expenses, net	586	99
Net investment income	124	145
Net realized gains	85	47
Net unrealized appreciation (depreciation)	(266)	189
Net increase (decrease) in net assets resulting from operations	$ (57)	$ 381

Revenues

We generated investment income of $0.7 million for the three months ended March 31, 2014, as compared to $0.2 million for the three months ended March 31, 2013, in the form of interest and fees earned on senior secured loans, senior secured bonds, subordinated debt and collateralized securities in our portfolio. The level of income we receive is directly related to the balance of income producing investments multiplied by the weighted average yield of our investments. We expect the dollar amount of interest and any dividend income that we earn to increase as the size of our investment portfolio increases. The average balance of the March 31, 2014 note portfolio was significantly higher than the March 31, 2013 balance.

Since becoming operational in the third quarter of 2012, we generate revenue primarily from the cash interest we collect on our debt investments and, to a lesser extent, from the early termination fees that many of our debt investments require the borrower to pay. Going forward, we may generate revenue in the form of commitment, origination, structuring or diligence fees. Any such fees will be generated in connection with our investments and recognized as earned.

Expenses

The composition of our operating expenses for the three months ended March 31, 2014 and 2013 was as follows (dollars in thousands):

	For the three months ended March 31, 2014	For the three months ended March 31, 2013
Professional fees	$ 85	$ 61
Director fees	14	11
Insurance	23	19
Management fees	167	75
Incentive fees	—	24
General and administrative expenses	139	47
Organizational and offering expense	158	111
Operating expenses before expense reimbursements	586	348
Expense reimbursement	—	(249)
Total operating expenses net of expense waivers and reimbursements	$ 586	$ 99

Expense Reimbursement

We entered into an expense reimbursement agreement with our prior manager under which the prior manager agreed to reimburse us for all U.S. GAAP compliant expenses recognized on our quarterly financial statements for 2012, retroactive to the date of formation on August 3, 2011. In 2013, the expense reimbursement agreement was modified to exclude management fees and incentive fees payable to the Manager effective as of January 1, 2013. We recognized a receivable on our books for the amount due from the prior manager under the expense reimbursement agreement, and the prior manager recognized a liability on its books in the same amount. Our prior manager was obligated to reimburse us for $0.2 million in the three months ended March 31, 2013.

On August 20, 2013, we terminated our investment management agreement and expense reimbursement agreement with our prior manager, and entered into a new investment management agreement with our current Manager. Our current Manager has not entered into an expense reimbursement agreement with us, but has agreed to assume the prior manager's obligation to pay us $1.3 million which had accrued under the prior manager's expense reimbursement agreement. In consideration for such assumption, we have agreed to pay our current Manager any amounts otherwise due our prior manager for organization and offering expenses funded by our prior manager, subject to the limitation that such organization and offering costs may only be reimbursed to the extent of 1.5% of offering proceeds.

Net Investment Income

Our net investment income totaled $0.1 million and $0.1 million for the three months ended March 31, 2014 and 2013, respectively. Of our net investment income, $0.0 million and $0.2 million for the three months ended March 31, 2014 and 2013, respectively, was attributable to expense reimbursements by our prior manager, and the balance was attributable to investment income less operating expenses for the period. For the three months ended March 31, 2014 and 2013, total investment income was $0.7 million and $0.2 million, respectively. The increase in net investment income in the three months ending March 31, 2014 as compared to the three months ending March 31, 2013 is due to a higher earning asset average balance in the investment portfolio. For the three months ended March 31, 2014, and 2013, total expenses before expense reimbursements were $0.6 million and $0.3 million, respectively.

Net Realized Gains or Losses from Investments

For the three months ended March 31, 2014 and 2013, we had $4.3 million and $2.0 million of principal repayments, resulting in $0.09 million and $0.05 million of realized gains, respectively.

Net Change in Unrealized Appreciation or Depreciation on Investments

For the three months ended March 31, 2014 and 2013, we had $0.3 million of unrealized depreciation and $0.2 million of unrealized appreciation, respectively.

Changes in Net Assets from Operations

For the three months ended March 31, 2014 and 2013, we recorded a net increase (decrease) in net assets resulting from operations of ($0.06) million and $0.4 million, respectively. Based on 3,442,074 and 1,292,508 weighted average common shares outstanding for the three months ended March 31, 2014 and 2013, respectively, our per share net increase (decrease) in net assets resulting from operations was ($0.02) and $0.29, respectively.

Results of Operations for the Period from July 10, 2012 (inception) to December 31, 2012, and the fiscal year ended December 31, 2013

Operating results for the years ended December 31, 2013 and 2012 are as follows (dollars in thousands):

	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Period from August 3, 2011 (Date of Inception) to December 31, 2011
Total investment income	$ 1,659	$ 146	$ —
Total expenses (income), net	912	(4)	4
Net investment income (loss)	747	150	(4)
Net realized gains	395	—	—
Net unrealized depreciation	(496)	(119)	—
Net increase (decrease) in net assets resulting from operations	$ 646	$ 31	$ (4)

Revenues

We generated investment income of $1.7 million for the fiscal year ended December 31, 2013, as compared to $0.1 million for the year ended December 31, 2012, in the form of interest and fees earned on senior secured loans, senior secured bonds, subordinated debt and collateralized securities in our portfolio. The level of income we receive is directly related to the balance of income producing investments multiplied by the weighted average yield of our investments. We expect the dollar amount of interest and any dividend income that we earn to increase as the size of our investment portfolio increases. The average balance of the December 31, 2013 note portfolio was significantly higher than the December 31, 2012 balance.

Expenses

Our total operating expenses were $1.7 million for the fiscal year ended December 31, 2013, as compared to $0.5 million for the fiscal year ended December 31, 2012. Our operating expenses were offset by an expense reimbursement from our prior manager of $0.8 million in 2013 and $0.5 million in 2012. Our operating expenses include professional services of $0.4 million in 2013, as compared to $0.1 million in 2012. Professional Services include legal, audit and other service providers of compliance, custody and fund administration. The increase in 2013 is due to legal fees for the prospectus update and a full year of service provider support in 2013 as compared to 2012. Our operating expenses also include base management fees attributed to our Manager and the prior manager of $0.4 million in 2013, as compared to $0.06 million in 2012. The management fees increase in 2013 is due to higher assets under management as compared to 2012. General and administrative expenses include the transfer agent service, printing and mailing, and other back office support. The year 2013 is higher than 2012 due to the portfolio growth and a full year of operations in 2013 as compared to 2012. Our Manager is eligible to receive incentive fees based on performance. We did not pay or accrue any incentive fees in either 2013 or 2012. We generally expect our operating expenses related to our ongoing operations to increase because of the anticipated growth in the size of our asset base, although the increase should be slower than the growth in our assets.

The composition of our operating expenses for the years ended December 31, 2013 and 2012 and for the period from August 3, 2011 (date of inception) to December 31, 2011 was as follows (dollars in thousands):

	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Period from August 3, 2011 (Date of Inception) to December 31, 2011
Professional fees	$ 444	$ 119	$ —
Director fees	42	31	—
Insurance	83	49	—
Management fees	429	61	—
General and administrative expenses	317	118	4
Organizational and offering expense	373	142	—
Operating expenses before expense waivers and reimbursements	1,688	520	4
Expense reimbursement	(776)	(524)	—
Total operating expenses (income) net of expense waivers and reimbursement	$ 912	$ (4)	$ 4

Expense Reimbursement

We entered into an expense reimbursement agreement with our prior manager under which the prior manager agreed to reimburse us for all U.S. GAAP compliant expenses recognized on our quarterly financial statements for 2012, retroactive to the date of formation on August 3, 2011. In 2013, the expense reimbursement agreement was modified to exclude management fees and incentive fees payable to the Manager effective as of January 1, 2013. We recognized a receivable on our books for the amount due from the prior manager under the expense reimbursement agreement, and the prior manager recognized a liability on its books in the same amount. Our prior manager was obligated to reimburse us for $0.8 million in 2013 and $0.5 million in 2012.

On August 20, 2013, we terminated our investment management agreement with our prior manager, and entered into a new investment management agreement with our current Manager. Our current Manager has not entered into an expense reimbursement agreement with us, but has agreed to assume the prior manager's obligation to pay us $1.3 million which had accrued under the prior manager's expense reimbursement agreement. In consideration for such assumption, we have agreed to pay our current Manager any amounts otherwise due our prior manager for organization and offering expenses funded by our prior manager, subject to the limitation that such organization and offering costs may only be reimbursed to the extent of 1.5% of offering proceeds.

Net Investment Income

Our net investment income totaled $0.7 million and $0.2 million for the years ended December 31, 2013 and 2012, respectively. Of our net investment income in each period, $0.8 million and $0.5 million for the years ended December 31, 2013 and 2012, respectively, was attributable to expense reimbursements by our prior manager, and the balance was attributable to investment income less operating expenses for the period. For the fiscal years ended December 31, 2013, and 2012, total investment income was $1.7 million and $0.1 million, respectively. The 2013 increase is due to a higher average balance in the investment portfolio in 2013. For the fiscal year ended December 31, 2013, total expenses before expense waivers and reimbursements was $1.7 million and $0.5 million for the fiscal year ended December 31, 2012. Drivers of the higher expenses in 2013 include larger management fees due to more assets under management and professional services increase due to legal expenses for the prospectus update and service providers in for a full year as compared to 2012.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

STATEMENTS OF CASH FLOWS
(in thousands)

	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012 (Restated)	For the Period from August 3, 2011 (Date of Inception) to December 31, 2011 (Restated)
Operating activities:			
Net increase (decrease) in net assets from operations	$ 646	$ 31	$ (4)
Adjustments to reconcile net increase (decrease) in net assets from operations to net cash used in operating activities:			
Net accretion of discount on investments	(61)	(26)	—
Repayments of investments	10,314	1,250	—
Purchase of investments	(27,631)	(7,166)	—
Paid-in-kind investments	(54)	—	—
Repayments of investments – money market	29,777	—	—
Purchase of investments – money market	(30,117)	(1,103)	(201)
Net realized gain from investments	(395)	—	—
Net unrealized depreciation on investments	496	119	—
(Increase) decrease in operating assets:			
Interest receivable	(447)	(132)	—
Prepaid expenses	(3)	(5)	—
Due from related party	(799)	(555)	—
Receivable for common stock purchased	(245)	—	—
Increase (decrease) in operating liabilities:			
Payable for unsettled trades	104	—	—
Management and incentive fees payable	(13)	21	4
Accounts payable and accrued liabilities	58	67	—
Net cash used in operating activities	(18,370)	(7,499)	(201)
Financing activities:			
Proceeds from issuance of shares of common stock, net	19,407	7,581	201
Stockholder distributions	(1,037)	(82)	—
Net cash provided by financing activities	18,370	7,499	201
Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of period	—	—	—
Cash and cash equivalents, end of period	$ —	$ —	$ —
Supplemental non-cash information:			
DRIP distribution payable	$ 35	$ 46	$ —
Cash distribution payable	$ 64	$ 74	$ —
DRIP distribution paid	$ 680	$ 49	$ —

The accompanying notes are an integral part of these financial statements.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

SCHEDULE OF INVESTMENTS
(dollars in thousands)
December 31, 2013

Portfolio Company [a]	Industry	Investment Coupon Rate, Maturity Date	Principal	Amortized Cost	Fair Value	% of Net Assets
Senior Secured First Lien Debt – 8.4% [b]						
Endeavour International Corp.	Energy: Oil & Gas	12.00%, 3/1/2018	$ 525	$ 551	$ 539	2.0 %
EuraMax International, Inc.	Metals & Mining	9.50%, 4/1/2016	775	779	777	2.8 %
GSX Worldwide, Inc.	Services: Business	9.75%, 6/15/2015	940	965	971	3.6 %
Sub Total Senior Secured First Lien Debt			2,240	2,295	2,287	8.4 %
Senior Secured Second Lien Debt – 19.3% [b]						
Apria Healthcare Group, Inc.	Healthcare & Pharmaceuticals	12.38%, 11/1/2014	$ 571	$ 581	$ 576	2.1 %
Aspect Software, Inc.	Telecommunications	10.63%, 5/15/2017	692	696	697	2.6 %
Bon-ton Department Stores, Inc.	Retail	10.63%, 7/15/2017	40	41	40	0.1 %
Caesar's Entertainment Corp.	Hotel, Gaming & Leisure	10.00%, 12/15/2015	505	481	432	1.6 %
Cenveo Corp.	Services: Business	8.88%, 2/1/2018	585	589	585	2.1 %
Endeavour International Corp.	Energy: Oil & Gas	12.00%, 6/1/2018	700	688	655	2.4 %
Logan's Roadhouse, Inc.	Beverage, Food & Tobacco	10.75%, 10/15/2017	750	715	557	2.0 %
Radiation Therapy Services, Inc.	Healthcare & Pharmaceuticals	8.88%, 1/15/2017	935	922	944	3.5 %
Saratoga Resources, Inc.	Energy: Oil & Gas	12.50%, 7/1/2016	860	888	804	2.9 %
Sub Total Senior Secured Second Lien Debt			5,638	5,601	5,290	19.3 %
Senior Unsecured Debt – 30.6% [b]						
Alion Science and Technology Corp.	Aerospace and Defense	10.00% cash; 2% PIK, 11/1/2014	$ 1,030	$ 1,038	$ 1,051	3.9 %
Avaya, Inc.	Telecommunications	9.75%, 11/1/2015	650	633	645	2.4 %
Avaya, Inc.	Telecommunications	10.13%, 11/1/2015	460	442	457	1.7 %
Caesar's Entertainment Corp.	Hotel, Gaming & Leisure	10.75%, 2/1/2016	445	416	358	1.3 %
Cenveo Corp.	Services: Business	11.50%, 5/15/2017	510	492	502	1.8 %
Ceridian Corporation	Services: Business	11.25%, 11/15/15	390	402	393	1.4 %
Ceridian Corporation	Services: Business	12.25%, 11/15/15	560	576	564	2.1 %
Colt Defense LLC	Aerospace and Defense	8.75%, 11/15/2017	853	718	737	2.7 %
DynCorp International, Inc.	Aerospace and Defense	10.38%, 7/1/2017	810	850	828	3.0 %
Education Management	Services: Consumer	15.00%, 6/1/2014	270	232	293	1.1 %

LLC [(d)]						%
Harland Clarke Corp.	Banking, Finance, Insurance & Real Estate	9.50%, 5/15/5015	691	692	694	2.5
Hutchinson Technology, Inc.	High Tech Industries	8.50%, 1/15/2026, puttable on 1/15/2015	443	406	388	% 1.4
NII Cap Corp.	Telecommunications	10.00%, 8/15/2016	925	907	490	% 1.8
QuickSilver Resources, Inc.	Energy: Oil & Gas	7.13%, 4/1/2016	620	594	606	% 2.2
Suntech Power Holdings Company, Ltd.	Environmental Industries	3.00%, 2/28/2014	100	98	8	% 0.0
Travelport LLC	Services: Consumer	11.38% cash; 2% PIK, 3/1/2016	340	308	361	% 1.3
Sub Total Senior Unsecured Debt			9,097	8,804	8,375	% 30.6

The accompanying notes are an integral part of these financial statements.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

SCHEDULE OF INVESTMENTS — (Continued)
(dollars in thousands)
December 31, 2013

Portfolio Company [a]	Industry	Investment Coupon Rate, Maturity Date	Principal	Amortized Cost	Fair Value	% of Net Assets
Senior Subordinated Debt – 26.3% [b]						%
Accelent, Inc.	Healthcare & Pharmaceuticals	10.00%, 11/1/2017	$ 775	$ 732	$ 800	2.9
Affinion Group, Inc.	Media: Advertising, Printing & Publishing	13.50%, 8/15/2018	816	689	812	% 2.9
American Media, Inc.	Media: Advertising, Printing & Publishing	11.50%, 12/15/2017	670	704	729	% 2.7
Claires Stores, Inc	Retail	10.50%, 6/1/2017	215	220	220	% 0.8
DJO Finance, LLC.	Healthcare & Pharmaceuticals	9.75%, 10/15/2017	825	864	840	% 3.1
First Data Corp.	Banking, Finance, Insurance & Real Estate	11.25%, 3/31/2016	374	375	375	% 1.4
Radio One, Inc.	Media: Broadcasting & Subscription	12.50%, 5/24/16	875	889	875	% 3.2
Ryerson Inc./Joseph T Ryerson & Son, Inc.	Metals & Mining	9.00%, 10/15/2017	420	438	445	% 1.6
Serena Software, Inc.	High Tech Industries	10.38%, 3/15/2016	770	786	770	% 2.8
Toys R Us, Inc.	Retail	10.38%, 8/15/2017	825	790	707	% 2.6
Travelport LLC	Services: Consumer	11.88%, 9/1/2016	620	582	629	% 2.3
Sub Total Senior Subordinated Debt			7,185	7,069	7,202	% 26.3
Investments – Money Market – 6.0% [b]						
Investments – U.S. Bank Money Market		0.03 %	$ 1,644	1,644	1,644	% 6.0
Sub Total Investments – Money Market				1,644	1,644	% 6.0
TOTAL INVESTMENTS – 90.6% [b]				$ 25,413	$ 24,798	% 90.6

.

(a) All of our investments are issued by eligible U.S. portfolio companies, as defined in the Investment Company Act of 1940, except for Caesar's Entertainment Corp., Education Management LLC, NII Capital Corp., QuickSilver Resources, Inc., and Suntech Power Holdings Company, Ltd.

(b) Percentages are based on net assets of $27,373 as of December 31, 2013.

(c) Non-U.S. company. The principal place of business for Suntech Power Holdings Company, Ltd. is China.

(d) The notes pay cash interest at the rate of 15% per annum. For any interest period after March 30, 2014, the notes pay additional PIK interest in the form of additional notes. PIK interest on the notes accrues at the rate of (i) 1.0% per annum for the period from March 30, 2014 through and including March 30, 2015, (ii) 2.0% per annum for the period from March 30, 2015 through and including March 30, 2016, (iii) 3.0% per annum for the period from March 30, 2016 through and including March 30, 2017 and (iv) 4.0% per annum for the period from March 30, 2017 through and including July 1, 2018.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Note 2. Summary of Significant Accounting Policies   – (continued)

Like ASU 2011-11, the amendments in this update will be effective for fiscal periods beginning on, or after January 1, 2013. The adoption of ASU 2013-01 did not have a material impact on our financial position or results of operations.

In December 2011, the FASB issued ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities, which requires entities to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The guidance is effective for fiscal years and interim periods beginning on or after January 1, 2013 with retrospective application for all comparative periods presented. The adoption of this guidance, which is related to disclosure only, did not have a material impact on the Fund's financial position, results of operations or cash flows.

Revenue Recognition

We record interest income on an accrual basis to the extent that we expect to collect such amounts. For loans and debt securities with contractual payment-in-kind ("PIK") interest, which represents contractual interest accrued and added to the principal balance, we generally will not accrue PIK interest for accounting purposes if the portfolio company valuation indicates that such PIK interest is not collectible. We do not accrue as a receivable interest on loans and debt securities for accounting purposes if we have reason to doubt our ability to collect such interest. Original issue discounts, market discounts or premiums are accreted or amortized using the effective interest method as interest income. We record prepayment premiums on loans and debt securities as interest income. Dividend income, if any, is recognized on an accrual basis to the extent that we expect to collect such amount.

Expense Reimbursement Agreement

We entered into an expense reimbursement agreement with VII Peaks-KBR BDC Advisor II, LLC (the "prior manager"), under which the prior manager agreed to reimburse us for certain GAAP compliant expenses recognized on our quarterly financial statements for 2012, retroactive to the date of formation on August 3, 2011. In 2013, the expense reimbursement agreement was modified to exclude management fees and incentive fees payable to the prior manager effective as of January 1, 2013. We recognized a receivable on our books for the amount due from the prior manager under the expense reimbursement agreement, and the prior manager recognized a liability on its books in the same amount.

On August 20, 2013, we terminated our investment management agreement with our prior manager, and entered into a new investment management agreement with our current Manager. Our current Manager has not entered into an expense reimbursement agreement with us, but has agreed to assume the prior manager's obligation to pay us the $1.3 million which had accrued under the prior manager's expense reimbursement agreement. In consideration for such assumption, we have agreed to pay our current Manager any amounts otherwise due our prior manager for organization and offering expenses funded by our prior manager, subject to the limitation that such organization and offering costs may only be reimbursed to the extent of 1.5% of offering proceeds.

Note 3. Valuation of Portfolio Investments

The Fund determines the net asset value of its investment portfolio each quarter. Securities that are publicly-traded are valued at the reported closing price on the valuation date. Securities that are not publicly-traded are valued at fair value as determined in good faith by the board of directors. In connection with that determination, the Manager will prepare portfolio company valuations using relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, the most recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Note 4. Related Party Transactions – (continued)

even though such unrealized capital appreciation is not payable under the investment advisory agreement. Accordingly, the Fund accrues a provisional capital gains incentive fee taking into account any unrealized gains or losses. There can be no assurance that such unrealized capital appreciation will be realized in the future and that the provisional capital gains incentive fee will become payable.

Under the investment advisory agreement, the Manager bears all offering and organizational expenses. Pursuant to the terms of the investment advisory agreement, the Fund has agreed to reimburse the Manager for any such organizational and offering expenses incurred by the Manager not to exceed 1.5% of the gross subscriptions raised by the Fund over the course of the offering period, which is currently scheduled to terminate two years from the initial offering date, unless extended. From each sale of common stock, the Fund pays the Manager the lesser of 1.5% of the gross offering proceeds or the amount of unreimbursed offering and organizational expenses incurred by the Manager.

During the years ended December 31, 2013 and 2012 and for the period from August 3, 2011 (inception) through December 31, 2011, the Prior Manager incurred organizational and offering costs of $0.4 million, $1.0 million, and $0.4 million, respectively. Of the total $1.8 million organizational and offering costs incurred from inception through December 31, 2013, $0.3 million was reimbursed to the Prior Manager during the year ended December 31, 2013, and an aggregate of $0.5 million had been reimbursed since the Fund commenced operations on July 10, 2012.

VII Peaks agreed to assume and pay the Fund all amounts due the Fund from the Prior Manager as reflected in the Fund's books and records as of August 20, 2013, including any amounts due under the Expense Reimbursement Agreement between the Fund and the Prior Manager. The Fund agreed to pay VII Peaks any reimbursable organization and offering expenses incurred by Prior Manager which the Fund would otherwise be obligated to reimburse Prior Manager from future sales of the Company's securities, beginning with any sales of securities occurring after August 20, 2013, subject to the limitation that such organization and offering costs may only be reimbursed to the extent of 1.5% of offering proceeds.

The Fund expects that the Manager will continue to incur organizational and offering costs as the Fund's offering continues, and such additional organizational and offering costs will increase the amount to which the Manager will be entitled to reimbursement from gross offering proceeds. The unreimbursed amount will be eligible for reimbursement to the extent the Fund receives subscriptions until March 1, 2014. Organizational and offering expenses paid for by the Manager and reimbursed by the Fund are expensed on the Fund's statement of operations as they are payable to the Manager.

From time to time, the Fund has paid directly certain expenses that were classified as organization or offering expenses that should have been borne by the Prior Manager and for which the Prior Manager is obligated to reimburse the Fund. As of December 31, 2013 and December 31, 2012, the unreimbursed amount of organization and offering expenses was $0.1 million and $0.1 million, respectively, which amount is included in "Due from related party" on the Fund's balance sheet as of that date.

Expense Reimbursement Agreement

On November 9, 2012, the Fund entered into an expense reimbursement agreement with the Prior Manager, under which the Prior Manager agreed to reimburse the Fund for all operating expenses, excluding management fees recognized on the quarterly financial statements of the Fund for 2012, retroactive to the date of formation of the Fund on August 3, 2011. In 2013, the expense reimbursement agreement was modified to exclude management fees and incentive fees payable to the Manager effective as of January 1, 2013. The Fund recognizes a receivable on its books for the amount due from the Prior Manager under the expense reimbursement agreement, and the Prior Manager recognizes a liability on its books in the same amount. The Fund terminated the expense reimbursement agreement with the Prior Manager when it terminated the investment advisory agreement with the Prior Manager on August 20, 2013. While the Fund entered into a

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Note 4. Related Party Transactions   – (continued)

new investment advisory agreement with the Manager on August 20, 2013, it did not enter into a new expense reimbursement agreement with the Manager. However, the investment advisory agreement with the Manager includes the Manager's undertaking the assume and pay all amounts due by the Prior Manager under the expense reimbursement agreement, and also that the Fund is obligated to pay the Manager all organization and offering costs previously borne by the Prior Manager (but only to the extent such costs are reimbursable from gross offering proceeds), subject to the limitation that such organization and offering costs may only be reimbursed to the extent of 1.5% of offering proceeds.

Administration Agreement

The Fund has also entered into an administration agreement with the Manager under which the Manager provides the Fund with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities and provides or oversees the performance of, the Fund's required administrative services, which include, among other things, being responsible for the financial records which the Fund is required to maintain and preparing reports to its stockholders. Under the administration agreement, we are obligated to reimburse our Manager for our allocable portion of overhead cost incurred by the Manager. During the years ended December 31, 2013 and 2012, the Fund reimbursed the Manager for $0.1 million and $0.02 million in administration expenses under the administration agreement, respectively.

Note 5. Common Stock

The Manager purchased 111 and 22,222 shares of common stock on August 31, 2011 and December 31, 2011, respectively. These shares were purchased at a price of $9.00 per share, which represents the initial public offering ("IPO") price of $10.00 per share, net of selling commissions and dealer manager fees.

On July 10, 2012, the Fund had raised sufficient proceeds to break escrow on its IPO and through December 31, 2013, the Fund has sold 3.2 million shares of common stock for gross proceeds of $31.6 million including the purchases made by the Manager.

During the year ended December 31, 2013, the Fund sold 2,200,643 shares of common stock in its offering for net proceeds of $20.1 million, including shares issued under the distribution reinvestment plan ("DRIP").

Note 6. Earnings Per Share

In accordance with the provisions of FASB ASC 260, "Earnings per Share" ("ASC 260"), basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Note 7. Distributions – (continued)

There were no distributions paid with borrowings, offering proceeds, non-capital gain proceeds from sale of assets, distribution on account of preferred and common equity or expense reimbursement from sponsor.

The following table reflects the sources of the cash distributions on a tax basis that the Company has paid on its common stock (dollars in thousands) during the year ended December 31, 2013:

	Year Ended December 31, 2013	
Source of Distribution	Distribution Amount	Percentage
Distributions from net investment income		%
	$ 746	44.0
Distributions from net realized gain on investments	395	23.3
Distributions from paid in capital	556	32.7
		%
Total	$ 1,697	100.0

The following table reflects the sources of the cash distributions on a tax basis that the Company has paid on its common stock (dollars in thousands) during the year ended December 31, 2012:

	Year Ended December 31, 2012	
Source of Distribution	Distribution Amount	Percentage
Distributions from net investment income		%
	$ 150	60.0
Distributions from paid in capital	100	40.0
		%
Total	$ 250	100.0

Note 8. Financial Highlights

The following is a schedule of financial highlights for the years ended December 31, 2013 and 2012:

	For the year ended December 31, 2013	For the year ended December 31, 2012
Per share data:		
Net asset value, beginning of period	$ 8.77	$ 8.82
Results of operations [1]		
Net investment income	0.35	0.61
Net realized gain on investments	0.18	—
Net unrealized loss on investments	(0.23)	(0.48)
Net increase(decrease) in net assets resulting from operations	0.30	0.13
Stockholder distributions [2]		
Distributions from net investment income	(0.35)	(0.59)
Distributions from realized gains	(0.18)	—
Distributions from capital	(0.26)	(0.43)
Net decrease in net assets resulting from stockholder distributions	(0.79)	(1.02)

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

STATEMENTS OF ASSETS AND LIABILITIES
(in thousands, except share and per share data)
(Unaudited)

		As of		
		March 31, 2014		December 31, 2013
				(1)
ASSETS				
Investments, at fair value (amortized cost of $30,236 and $23,769)	$	29,355	$	23,154
Investments, money market at fair value (cost of $2,503 and $1,644)		2,503		1,644
Total investments, at fair value	$	31,858	$	24,798
Interest receivable		857		579
Prepaid expenses		41		8
Due from related party		1,337		1,354
Receivable for common stock purchased		996		974
Total assets	$	35,089	$	27,713
LIABILITIES				
Payable for unsettled trades	$	1,030	$	104
Management fees payable		30		8
Accounts payable and accrued liabilities		115		129
Stockholder distributions payable		119		99
Total liabilities	$	1,294	$	340
NET ASSETS				
Preferred stock, par value, $.001 per share, 50,000,000 authorized, none issued and outstanding		—		—
Common stock, par value, $.001 per share, 200,000,000 authorized; 3,931,578 and 3,151,376 shares issued and outstanding, respectively		4		3
Paid-in capital in excess of par value		35,766		28,645
Treasury stock at cost, 1,098 shares		(11)		—
Accumulated distribution in excess of net investment income		(1,083)		(660)
Net unrealized depreciation on investments		(881)		(615)
Total net assets		33,795		27,373
Total liabilities and net assets	$	35,089	$	27,713
Net asset value per share	$	8.60	$	8.69

.

(1) Derived from the Company's audited Financial Statements as of December 31, 2013.

The accompanying notes are an integral part of these financial statements.